IMPCO TECHNOLOGIES, INC.
16804 Gridley Place
Cerritos, California 90703
(562) 860-6666

November 21, 2005

VIA EDGAR CORRESPONDENCE)

Ms. Beverly A. Singleton
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IMPCO Technologies, Inc.
Item 4.02 Form 8-K
Filed November 9, 2005
File No. 1-15143

Dear Ms. Singleton:

IMPCO Technologies, Inc. (the "Company") is in receipt of your November 18, 2005 letter to Thomas M. Costales, Chief Financial Officer and Treasurer of the Company, regarding the Company's Form 8-K filed on November 9, 2005 (the "Form 8-K").

The responses below correspond to the captions and numbers of the staff's comments, which are reproduced below in bolded italics. We are also concurrently filing an Amendment No. 1 to the Form 8-K (the "Form 8-K/A") in response to the staff’s comments. Capitalized terms used in this letter and not otherwise defined have the meanings assigned in the Form 8-K/A.

Item 4.02 of Form 8-K

1.
Expand to disclose the date that your board of directors, audit committee of the board of directors, or officers authorized to take such action, concluded that the previously issued financial statements for the year ended December 31, 2004 and the subsequent quarters ended March 31, 2005 and June 30, 2005 should no longer be relied upon. Reference is made to the disclosure requirements under Item 4.02(a)(1) of the Form 8-K.

Response:

On or about November 9, 2005, the Chief Financial Officer of the Company concluded that the Company's previously issued consolidated financial statements for the fiscal year ended December 31, 2004 and the subsequent quarters ended March 31, 2005 and June 30, 2005 should no longer be relied upon because of errors relating to non-cash charges and adjustments to goodwill, investment in affiliates and minority interests in such prior periods, as addressed below.

2.
In addition, expand to provide a brief description of the facts underlying the conclusion to the extent known at the time of the filing. We note certain of these facts are included in your press release attached as Exhibit 99.1 to the Form 8-K; however, this disclosure should be included under the Item 4.02 heading of the Form 8-K filing. For example, the first, fifth and sixth paragraphs of Exhibit 99.1 should be disclosed under the Item 4.02 heading of your file. Please revise. Reference is made to Item 4.02(a)(2) of the Form 8-K.

Response:

In connection with the preparation of its Form 10-Q for the quarter ended September 30, 2005, the Company’s new management discovered errors in prior period’s financial statements relating to non-cash charges and adjustments to goodwill, investment in affiliates and minority interest in a prior period. The effect of these adjustments is approximately $1.6 million on the statement of operations for the year ended December 31, 2004 and the adjustments have been reflected in a Form 10-K/A for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission on November 21, 2005. On November 21, 2005, the Company also filed amended Form 10-Q's for the quarterly periods ended March 31, 2005 and June 30, 2005, reflecting the effect of the 2004 restatement on subsequent balance sheets. The adjustments have no impact on the Company's statements of operations for the first and second quarters of 2005.

The restatement to 2004 financial statements primarily includes 1) correction to the 2004 impairment loss of goodwill associated with the Company's subsidiaries in Mexico and Japan and 2) a correction to classifications of certain items previously recorded as investment in affiliates and minority interest. The 2004 changes have been recorded on the statement of operations, with offsets to goodwill, investment in affiliates and minority interest on the balance sheet. The effect of the 2004 restatement have also resulted in changes to those same balance sheet accounts and retained earnings for the first and second quarters of 2005, with no changes to the statements of operations for those quarterly periods.

The restatement adjustment to fiscal year 2004 financial results increased the reported net loss of $14.2 million by approximately $1.6 million and reduce the reported stockholders' equity of $46.5 million by the same amount. The basic and diluted net losses per share for the fourth quarter and fiscal year 2004 have been restated from $0.88 and $0.77 per share to $0.96 and $0.85 per share, respectively.

Other

In connection with responding to the staff's comments, I hereby acknowledge that:

•	the Company is responsible for adequacy and accuracy of the disclosure in the Form 8-K and Form 8-K/A filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K and/or Form 8-K/A filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

The Company would appreciate your earliest consideration of these responses. If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (562) 860-6666 .

Very truly yours,

IMPCO Technologies, Inc.

By: /s/ Thomas M. Costales
Thomas M. Costales
Chief Financial Officer and Treasurer

Enclosures

cc:    Mr. Mariano Costamagna, Chief Executive Officer and President
     Eva H. Davis, Esq. of Kirkland & Ellis LLP